FORFEITURE AND TRANSFER RESTRICTIONS AGREEMENT AND UNDERTAKING

TO:	Alignvest Acquisition Corporation (the “Corporation”)

AND TO:	TD Securities Inc. and Cantor Fitzgerald & Co., as joint book-runners (together, the “Joint Book-Runners”), each on their own behalf and on behalf of the underwriting syndicate

AND TO:	Toronto Stock Exchange (“TSX”)

RE:	Forfeiture and transfer restrictions pursuant to the Corporation’s final prospectus, dated June 16, 2015 (the “Prospectus”)

WHEREAS Alignvest Management Corporation, as the sponsor of the Corporation (the “Sponsor”), Bonnie Brooks, Vince Hemmer (as grantor and trustee of Vincent J. Hemmer Revocable Trust dated June 14, 2002), Adam Jiwan, Nadir Mohamed and Donald Walker (collectively, and together with the Sponsor, the “Founders”, and each a “Founder”), have collectively purchased 6,701,344 Class B shares of the Corporation (the “Founders’ Shares”) (before taking into account the Class B Shares (as defined herein) forming part of the Class B Units (as defined herein) purchased pursuant to the Prospectus), for an aggregate price of $25,000, or approximately $0.0037 per Founders’ Share, or $0.0043 per Founders’ Share if the Over-Allotment Option (as defined below) is not exercised;

AND WHEREAS pursuant to the Prospectus, the Corporation has offered to the public in its initial public offering (the “Offering”) 22,500,000 Class A restricted voting units of the Corporation (or 25,875,000 Class A restricted voting units if the Over-Allotment Option is exercised in full) (the “Class A Restricted Voting Units”), at an offering price of $10.00 per Class A Restricted Voting Unit, for an aggregate purchase price of $225,000,000 (or $258,750,000 if the Over-Allotment Option is exercised in full);

AND WHEREAS pursuant to the Prospectus, the Founders will purchase an aggregate of 846,000 Class B units of the Corporation (or 930,375 Class B units if the Over-Allotment Option is exercised in full) (the “Class B Units”) at an offering price of $10.00 per Class B Unit, for an aggregate purchase price of $8,460,000 (or $9,303,750 if the Over-Allotment Option is exercised in full);

AND WHEREAS each Class A Restricted Voting Unit consists of one Class A restricted voting share of the Corporation (the “Class A Restricted Voting Shares”) and one-half of a share purchase warrant (each whole purchase warrant being a “Warrant”);

AND WHEREAS each Class B Unit consists of one Class B share of the Corporation (the “Class B Shares”) and one-half of a Warrant;

AND WHEREAS the Corporation has granted to the Underwriters a non-transferable option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, exercisable for a period of 30 days from the closing date of the Offering, to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”);

AND WHEREAS each of the Founders has agreed to certain forfeiture and transfer restrictions on his/her/its respective Founders’ Shares and Class B Units (including the Class B Shares and Warrants underlying his/her/its Class B Units), all as outlined in greater detail herein;

NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

Section 1	Certain Defined Terms

In addition to other terms defined elsewhere in this Agreement and Undertaking, the following terms have the following meanings:

“Agreement and Undertaking” means this forfeiture and transfer restrictions agreement and undertaking;

“Escrow Agent” means Equity Financial Trust Company of Canada;

“Escrow Agreement” means the escrow agreement entered into among the Corporation, each of the Joint Book-Runners, and the Escrow Agent, as it may be amended, restated or assigned;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than $0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“Permitted Timeline” means 21 months from the closing of the Offering (or 24 months from the closing of the Offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the closing of the Offering but has not completed the qualifying acquisition within such 21-month period), which may be extended on written notice by the Corporation to the Escrow Agent to up to 36 months with shareholder approval, by ordinary resolution of the holders of the Class A Restricted Voting Shares, with approval by the Corporation’s board of directors, and with the consent (if required) of the TSX;

“qualifying acquisition” means a qualifying acquisition within the meaning of Part X of the TSX Company Manual (as amended from time to time, and subject to any exemptive relief granted by the TSX); and

“Transfer” means the sale of, offer to sell, contract or agreement to sell, assign, convey or transfer, hypothecate, pledge, grant of any option to purchase or otherwise dispose of, directly or indirectly, any right, title or interest, or the economic benefits thereof, and includes the public announcement of the intent to undertake any of the foregoing.

Capitalized terms used herein but not defined have the meanings ascribed thereto in the Prospectus.

Section 2	Transfer Restrictions

Founders’ Shares:

Each of the Founders hereby undertakes and agrees as follows:

(1)

Subject to Section 2(3) and Section 3, such Founder will not Transfer any of his/her/its Founders’ Shares prior to completion of the qualifying acquisition of the Corporation without the prior consent of the Corporation, the Joint Book-Runners and the TSX;

(2)

subject to Section 2(3) and Section 3, following the qualifying acquisition, such Founder, without the prior consent of the Corporation, the Joint Book-Runners and the TSX, will not Transfer any of his/her/its Founders’ Shares until the earlier of: (A) one year following completion of the qualifying acquisition, and (B) the closing share price of the Class B Shares equaling or exceeding $12.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition, subject to applicable securities laws, TSX rules and applicable escrow requirements; and

(3)

notwithstanding the foregoing clauses, such Founder may Transfer his/her/its Founders’ Shares if required due to the structuring of a qualifying acquisition, and in such case, this Agreement and Undertaking will apply to any securities received by such Founder in connection with the qualifying acquisition (including, but not limited to, any securities received by such Founder pursuant to any reclassification, sub-division, consolidation, conversion, exchange, Extraordinary Dividend or distribution, or stock dividend or distribution). Such Founder further acknowledges that following completion of the qualifying acquisition, his/her/its respective Founders’ Shares may be subject to certain sale, transfer or escrow restrictions in accordance with applicable securities laws and TSX rules.

Class B Units (and Class B Shares and Warrants Underlying the Class B Units):

In addition to the foregoing, each of the Founders hereby undertakes and agrees as follows:

(4)

subject to Section 2(5), such Founder will not Transfer any of his/her/its Class B Units (or any of his/her/its Class B Shares or Warrants underlying his/her/its Class B Units) until the date that is 30 days after the closing of the qualifying acquisition without the prior consent of the Corporation, the Joint Book-Runners and the TSX. In addition to his/her/its acknowledgment in Section 2(3) in respect of his/her/its Founders’ Shares, such Founder acknowledges that following completion of the qualifying acquisition, his/her/its Class B Units (including the Class B Shares and Warrants underlying those Class B Units, and the shares issuable on exercise of such Warrants) may be subject to certain sale or transfer restrictions in accordance with applicable securities laws; and

(5)

notwithstanding the foregoing clause, such Founder may Transfer his/her/its Class B Units (or any of his/her/its Class B Shares or Warrants underlying his/her/its Class B Units) if required due to the structuring of a qualifying acquisition, and in such case, this Agreement and Undertaking will apply to any securities received by such Founder in connection with the qualifying acquisition (including, but not limited to, any securities received by such Founder pursuant to any reclassification, sub-division, consolidation, conversion, exchange, Extraordinary Dividend or distribution, or stock dividend or distribution).

General:

Each of the Founders hereby undertakes and agrees as follows:

(6)

in the event that the required consent of the Corporation, the Joint Book-Runners and the TSX is obtained to permit a Transfer in accordance with this Agreement and Undertaking, as a condition to such Transfer, the undersigned shall cause any such transferee of his/her/its respective securities to become a party to this Agreement and Undertaking and be bound by the terms and conditions herein; and

(7)	any Transfer permitted by consent granted hereunder shall comply with applicable securities laws.

Section 3	Forfeiture Restrictions

Founders:

Each of the Founders hereby undertakes and agrees as follows:

(1)

up to 864,844 of the Founders’ Shares, based on each Founder’s pro-rata ownership portion of the Founders’ Shares, are subject to forfeiture by the undersigned or his/her/its affiliates without compensation, depending on the extent to which the Over-Allotment Option is exercised, such that the pro-forma ownership of the Founders’ Shares following any exercise of the Over-Allotment Option, partially or in full, or if there is no exercise of the Over-Allotment Option, would represent 20% of the issued and outstanding shares of the Corporation (including all Class A Restricted Voting Shares and Class B Shares, but assuming no exercise of the Warrants);

(2)

25% of the Founders’ Shares held by each of the Founders, including such Founder, representing an aggregate of 5% of the shares issued and outstanding immediately following the conclusion of the Over-Allotment Option period (the “Founders’ Forfeiture Shares”), will be subject to forfeiture by the Founders on the fifth anniversary of the qualifying acquisition unless the closing share price of the Class B Shares exceeds $13.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30- trading day period at any time following the closing of the qualifying acquisition;

(3)

at such time as the foregoing $13.00 closing Class B Share price forfeiture condition is satisfied, the Founders’ Forfeiture Shares will, as applicable, become subject to the same ongoing restrictions applicable to the other Founders’ Shares at that time. Notwithstanding Section 2, the Founders’ Forfeiture Shares cannot be transferred until fulfillment of the foregoing conditions in Section 3(2) and subject to all of the restrictions applicable to the other Founders’ Shares herein; and

(4)

notwithstanding the foregoing clauses, such Founder may Transfer his/her/its Founders’ Shares (including, for greater certainty, his/her/its Founders’ Forfeiture Shares) if required due to the structuring of a qualifying acquisition, and in such case, this Agreement and Undertaking will apply to any securities received by such Founder in connection with the qualifying acquisition (including, but not limited to, any securities received by such Founder pursuant to any reclassification, sub-division, consolidation, conversion, exchange, Extraordinary Dividend or distribution, or stock dividend or distribution).

Section 4	Additional Undertakings

Each of the Founders hereby further agrees as follows:

(1)

such Founder will not propose any amendment to the Corporation’s articles of incorporation prior to the closing of a qualifying acquisition that would materially adversely affect the redemption rights of the holders of Class A Restricted Voting Shares, unless the Escrow Agreement has been amended to provide holders of Class A Restricted Voting Shares with redemption rights, should such amendment of the articles proceed, that are substantially equivalent to the redemption rights that would apply to redemptions on the extension of the Permitted Timeline; and

(2)

such Founder has no right, title, interest or claim of any kind in or to any monies held in the escrow account or any other assets of the Corporation as a result of any liquidation of the Corporation with respect to his/her/its Founders’ Shares or his/her/its Class B Shares forming part of the Class B Units, provided that such Founder shall be entitled to redemption rights (in addition to all other rights provided to holders of Class A Restricted Voting Shares) with respect to any Class A Restricted Voting Share it holds or may hold.

Section 5	Successor and Assigns

This Agreement and Undertaking shall become binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.

Section 6	Severability

If any provision of this Agreement and Undertaking shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and Undertaking and the remaining provisions shall continue in full force and effect.

Section 7	Governing Law

This Agreement and Undertaking shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 8	Counterparts

This Agreement and Undertaking may be executed in any number of counterparts (including counterparts by facsimile), and all such counterparts taken together shall be deemed to constitute one and the same instrument.

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DATED this 24th day of June, 2015.

ALIGNVEST MANAGEMENT
CORPORATION, as Founder and the Sponsor

By:	(signed) “Reza Satchu”
Reza Satchu
Managing Partner

By:	(signed) “Sanjil Shah”
Sanjil Shah
Chief Financial Officer & Partner

(witnessed)	(signed) “Bonnie Brooks”
Witness	Bonnie Brooks, as Founder

(witnessed)	(signed) “Vince Hemmer”
Witness	Vince Hemmer, as Founder

(witnessed)	(signed) “Adam Jiwan”
Witness	Adam Jiwan, as Founder

(witnessed)	(signed) “Nadir Mohamed”
Witness	Nadir Mohamed, as Founder

(witnessed)	(signed) “Donald Walker”
Witness	Donald Walker, as Founder

Forfeiture and Transfer Restrictions Agreement and Undertaking